Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 24, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

RE:	Springwater Special Situations Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 16, 2021

File No. 333-254088

Ladies and Gentlemen:

On behalf of Springwater Special Situations Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 23, 2021, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from the Registration Statement

Amendment No.1 to Registration Statement on Form S-1 filed on June 16, 2021

Summary

Securities purchased, or being purchased, by insiders in connection with this offering, page 9

1.	Since a business combination will be approved only if a majority of the outstanding shares of common stock voted are voted in favor, also disclose how many public shares would be needed to vote in favor of a business combination assuming the minimum number of shares representing a quorum are voted.

We have revised the disclosure on pages 9, 10 and 21 of the Registration Statement as requested.

Management

Conflicts of Interest, page 71

2.	Please revise the table to provide the nature of business for the affiliated entities.

We have revised the disclosure on pages 71 and 72 of the Registration Statement as requested.

Securities and Exchange Commission

June 24, 2021

Financial Statements

Note 2 - Significant Accounting Policies Basis of Presentation, page F-9

3.	In accordance with Rule 10.01(b)(8) of Regulation S-X, please include a statement to the effect that the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Address whether all adjustments are of a normal recurring nature.

We have revised the disclosure on page F-9 of the Registration Statement as requested.

* * * * *

Thank you for your attention to our amendment and these responses. If you have any question or need additional information, please call the undersigned at 212-818-8638.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Angel Pendas